UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, on February 23, 2023, Rezolve Limited entered into a $250 million standby equity purchase agreement with YA II PN, LTD (“YA”), a Cayman Islands exempt limited company, which was amended and restated on February 2, 2024 to provide for, inter alia, Rezolve AI Limited (the “Company or Rezolve”) joining as a party to the agreement (“Original YA Agreement”). In connection with the amendment and restatement of the YA Agreement, on February 2, 2024, the Company issued a convertible promissory note in the principal amount of $2,500,000 (the “First YA Note”) to YA.

Also as previously disclosed, on September 6, 2024, the Company and YA, amended and restated the Original YA Agreement (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which YA committed to provide Rezolve with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand Dollars ($7,500,000), payable in three equal tranches, of which the first two tranches were funded as part of a promissory note, dated September 9, 2024, in the principal amount of $5,000,000 (the "Second YA Note"), and the third tranche was funded as part of a promissory note, dated November 29, 2024, in the principal amount of $2,500,000 (the "Third YA Note", and together with the First YA Note and Second YA Note, the "YA Notes").

As of the date hereof, Yorkville has elected to convert all of the principal and interest outstanding under the YA Notes for an aggregate of 5,724,154 ordinary shares of the Company and no amount remains outstanding under the YA Notes.

On December 30, 2024, the Company issued a press release announcing the conversion of the YA Notes. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release, dated December 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 31, 2024

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman